SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)
CSS INDUSTRIES, INC.
(Name of Issuer)
Common Stock, $0.10 par value
(Title of Class of Securities)
125906 10 7
(CUSIP Number)
Justin W. Chairman, Esq.
Morgan, Lewis & Bockius LLP
1701 Market Street
Philadelphia, PA 19103-2921
(215) 963-5000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
November 12, 2015
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
(Page 1 of 4 Pages)

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Jack Farber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFIC-IALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 80,746 Shares
	8	SHARED VOTING POWER 291,521 Shares
	9	SOLE DISPOSITIVE POWER 80,746 Shares
	10	SHARED DISPOSITIVE POWER 291,521 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 372,267 Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 4 amends the Schedule 13D, as previously amended, filed by Jack Farber with respect to the common stock, par value $0.10 per share (the “Common Stock”), of CSS Industries, Inc., a Delaware corporation (“CSS”).
Item 4.        Purpose of Transaction.
Until July 28, 2015, Jack Farber served as Chairman of the Board of Directors of CSS and he and the other entities identified in Item 5 below, may from time to time engage in transactions involving the acquisition or disposition of Common Stock. Except as set forth in the preceding sentence, Mr. Farber has no plans or proposals that may relate to or would result in any of the actions described in paragraphs (a) through (j) of Item 4.
Item 5.        Interest in Securities of the Issuer
Jack Farber may be deemed to beneficially own 372,267 shares of Common Stock (4.1% of the issued and outstanding shares of Common Stock of CSS, based upon information set forth in CSS’ Form 10-Q for the quarter ended September 30, 2015, indicating that 9,030,893 shares of Common Stock were issued and outstanding on October 23, 2015). Of that amount, he has sole voting and investment power with regard to 80,746 shares of Common Stock held by the Jack Farber Revocable Trust. Mr. Farber is the sole trustee of this trust. In addition, Mr. Farber may be deemed to have shared voting and investment power with regard to 291,521 shares of Common Stock held by The Vivian Farber Revocable Trust (the “VF Revocable Trust”). Vivian Farber, Jack Farber’s wife, is the sole trustee of this trust.
The shares listed as beneficially owned by Mr. Farber do not include shares held by the Farber Family Foundation, Inc. (the “Farber Family Foundation”), a charitable foundation. Jack Farber, his wife and his daughter are the members, officers and directors of the Farber Family Foundation. However, only his daughter has voting and investment power with regard to shares of Common Stock held by the Farber Family Foundation. As a matter of policy, the Farber Family Foundation does not vote the shares of Common Stock that it owns. Between December 2013 and December 4, 2015, the Jack Farber Revocable Trust donated an aggregate of 100,000 shares of common stock to the Farber Family Foundation.
Mr. Farber may previously have been deemed to have shared voting and investment power with regard to an aggregate of 187,725 shares of Common Stock held by The Vivian Farber 2012 Annuity Trust and The Vivian Farber 2011 Annuity Trust, of which Vivian Farber is the sole trustee. Of these shares, 140,479 were distributed to the VF Revocable Trust between July 2013 and October 2014, 15,022 were donated to the Farber Family Foundation in October 2014, and the remaining 32,224 were distributed to trusts for the benefit of Mr. Farber’s adult children, as to which Mr. Farber has no voting or investment power, between July 2013 and October 2014.

CUSIP No. 125906 10 7	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Jack Farber Jack Farber
Date:    December 11, 2015